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                                                       SEC FILE number
                                                           0-17951
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                                                         CUSIP NUMBER
                                                          220524300
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):[X] Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form 10-QSB
            [ ] Form N-SAR

     For Period Ended:  June 30, 2000
     [  ]          Transition Report on Form 10-K
     [  ]          Transition Report on Form 20-F
     [  ]          Transition Report on Form 11-K
     [  ]          Transition Report on Form 10-Q
     [  ]          Transition Report on Form N-SAR
     For the Transition Period Ended:________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cortex Pharmaceuticals, Inc.
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Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

15241 Barranca Parkway
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Address of Principal Executive Office (Street and number)

Irvine, California  92618
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
                     effort or expense;
      [X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c)  The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its financial data.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


     Maria Messinger, Chief Financial Officer              949-727-3157
    ------------------------------------------  --------------------------------
                   (Name)                        (Area Code + Telephone Number)


(2) Have all other period reports
    required under Section 13 or 15(d)
    of the Securities Exchange Act of
    1934 or Section 30 of the
    Investment Company Act of 1940
    during the preceding 12 months (or
    for such shorter period that the
    registrant was required to file
    such reports) been filed? If the
    answer is no, identify report(s).                 [X]Yes      [ ]N0

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(3) Is it anticipated that any
    significant change in results of
    operations from the corresponding
    period for the last fiscal year will
    be reflected by the earnings
    statements to be included in the                  [X]Yes      [ ]No
    subject report or portion thereof:

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    For the year ended June 30, 2000, the Company anticipates that its net loss from operations was approximately $203,000 compared to a loss of approximately $1,630,000 from operations during the prior year, with the improvement attributable to increased revenues from the research collaboration with N.V. Organon, a subsidiary of Akzo Nobel (The Netherlands).
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                          Cortex Pharmaceuticals, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 28, 2000         By: /s/  Maria Messinger
       ---------------------          ----------------------------------------
                                      Maria Messinger, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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